UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 27, 2022
Commission File Number 001-15244
Credit Suisse Group AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
Credit Suisse AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
On July 27, 2022, the Credit Suisse Earnings Release 2Q22 was published. A copy of the Earnings Release is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibit hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), the information under “Group and Bank differences” and “Selected financial data – Bank” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856).
The 2Q22 Credit Suisse Financial Report as of and for the three and six months ended June 30, 2022 will be published on or about July 29, 2022.
Credit Suisse Group AG and Credit Suisse AG file an annual report on Form 20-F and file quarterly reports, including unaudited interim financial information, and furnish or file other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are also available under “Investor Relations” on Credit Suisse Group AG’s website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the direct bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Group and the Bank is included in this report on Form 6-K, which should be read together with the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2021 (Credit Suisse 2021 20-F) filed with the SEC on March 10, 2022, the Group’s financial report for the first quarter of 2022 (Credit Suisse Financial Report 1Q22), filed with the SEC on Form 6-K on May 5, 2022, and the Group’s earnings release for the second quarter of 2022 (Credit Suisse Earnings Release 2Q22), filed with the SEC as Exhibit 99.1 hereto.
This report filed on Form 6-K also contains certain information about Credit Suisse AG relating to its results as of and for the three and six months ended June 30, 2022. Credit Suisse AG, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. Credit Suisse AG’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2021 20-F, subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC, the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Group and Bank differences
The business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Wealth Management, Investment Bank, Swiss Bank and Asset Management divisions. Certain Corporate Center activities of the Group, such as hedging activities relating to share-based compensation awards, are not applicable to the Bank. Certain other assets, liabilities and results of operations, primarily relating to Credit Suisse Services AG (our Swiss service company) and its subsidiary, are managed as part of the activities of the Group’s segments. However, they are legally owned by the Group and are not part of the Bank’s consolidated financial statements.
Comparison of consolidated statements of operations
	Bank		Group		Bank		Group
in	2Q22	2Q21	2Q22	2Q21	6M22	6M21	6M22	6M21
Statements of operations (CHF million)
Net revenues	3,687	5,229	3,645	5,103	8,130	12,882	8,057	12,677
Total operating expenses	4,875	4,403	4,754	4,315	9,931	8,494	9,704	8,252
Income/(loss) before taxes	(1,251)	852	(1,173)	813	(1,754)	15	(1,601)	56
Net income/(loss)	(1,645)	298	(1,592)	247	(1,975)	9	(1,869)	16
Net income/(loss) attributable to shareholders	(1,644)	326	(1,593)	253	(1,974)	112	(1,866)	1
Comparison of consolidated balance sheets
	Bank		Group
end of	2Q22	4Q21	2Q22	4Q21
Balance sheet statistics (CHF million)
Total assets	730,295	759,214	727,365	755,833
Total liabilities	681,186	711,127	681,299	711,603
Capitalization and indebtedness
	Bank		Group
end of	2Q22	4Q21	2Q22	4Q21
Capitalization and indebtedness (CHF million)
Due to banks	23,614	18,960	23,616	18,965
Customer deposits	390,762	393,841	389,484	392,819
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	21,662	35,368	21,568	35,274
Long-term debt	152,348	160,695	158,010	166,896
All other liabilities	92,800	102,263	88,621	97,649
Total liabilities	681,186	711,127	681,299	711,603
Total equity	49,109	48,087	46,066	44,230
Total capitalization and indebtedness	730,295	759,214	727,365	755,833

BIS capital metrics
	Bank		Group
end of	2Q22	4Q21	2Q22	4Q21
Capital and risk-weighted assets (CHF million)
CET1 capital	42,443	44,185	37,049	38,529
Tier 1 capital	57,208	59,110	52,736	54,373
Total eligible capital	57,689	59,589	53,217	54,852
Risk-weighted assets	273,651	266,934	274,442	267,787
Capital ratios (%)
CET1 ratio	15.5	16.6	13.5	14.4
Tier 1 ratio	20.9	22.1	19.2	20.3
Total capital ratio	21.1	22.3	19.4	20.5
Selected financial data – Bank
Condensed consolidated statements of operations
in	2Q22	2Q21	% change	6M22	6M21	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	2,465	2,413	2	4,685	4,987	(6)
Interest expense	(1,245)	(943)	32	(2,000)	(1,874)	7
Net interest income	1,220	1,470	(17)	2,685	3,113	(14)
Commissions and fees	2,216	3,175	(30)	4,806	6,926	(31)
Trading revenues	9	124	(93)	(46)	1,924	–
Other revenues	242	460	(47)	685	919	(25)
Net revenues	3,687	5,229	(29)	8,130	12,882	(37)
Provision for credit losses	63	(26)	–	(47)	4,373	–
Compensation and benefits	2,083	2,121	(2)	4,241	4,096	4
General and administrative expenses	2,440	1,912	28	4,995	3,664	36
Commission expenses	254	325	(22)	552	654	(16)
Goodwill impairment	23	0	–	23	0	–
Restructuring expenses	75	45	67	120	80	50
Total other operating expenses	2,792	2,282	22	5,690	4,398	29
Total operating expenses	4,875	4,403	11	9,931	8,494	17
Income/(loss) before taxes	(1,251)	852	–	(1,754)	15	–
Income tax expense	394	554	(29)	221	6	–
Net income/(loss)	(1,645)	298	–	(1,975)	9	–
Net income/(loss) attributable to noncontrolling interests	(1)	(28)	(96)	(1)	(103)	(99)
Net income/(loss) attributable to shareholders	(1,644)	326	–	(1,974)	112	–

Selected financial data – Bank (continued)
Condensed consolidated balance sheets
end of	2Q22	4Q21	% change
Assets (CHF million)
Cash and due from banks	158,700	164,026	(3)
Interest-bearing deposits with banks	780	1,256	(38)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	104,156	103,906	0
Securities received as collateral	7,386	15,017	(51)
Trading assets	101,232	111,299	(9)
Investment securities	737	1,003	(27)
Other investments	5,733	5,788	(1)
Net loans	294,005	300,358	(2)
Goodwill	2,939	2,881	2
Other intangible assets	340	276	23
Brokerage receivables	15,062	16,689	(10)
Other assets	39,225	36,715	7
Total assets	730,295	759,214	(4)
Liabilities and equity (CHF million)
Due to banks	23,614	18,960	25
Customer deposits	390,762	393,841	(1)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	21,662	35,368	(39)
Obligation to return securities received as collateral	7,386	15,017	(51)
Trading liabilities	29,967	27,539	9
Short-term borrowings	25,567	25,336	1
Long-term debt	152,348	160,695	(5)
Brokerage payables	8,063	13,062	(38)
Other liabilities	21,817	21,309	2
Total liabilities	681,186	711,127	(4)
Total shareholder's equity	48,445	47,390	2
Noncontrolling interests	664	697	(5)
Total equity	49,109	48,087	2

Total liabilities and equity	730,295	759,214	(4)
BIS statistics (Basel III)
end of	2Q22	4Q21	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	42,443	44,185	(4)
Tier 1 capital	57,208	59,110	(3)
Total eligible capital	57,689	59,589	(3)
Capital ratios (%)
CET1 ratio	15.5	16.6	–
Tier 1 ratio	20.9	22.1	–
Total capital ratio	21.1	22.3	–

Exhibits
No. Description
99.1 Credit Suisse Earnings Release 2Q22

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)
Date: July 27, 2022
By:
/s/ Thomas Gottstein                                 /s/ David R. Mathers
      Thomas Gottstein                                      David R. Mathers
      Chief Executive Officer                              Chief Financial Officer